United States securities and exchange commission logo





                            May 4, 2022

       Brent Reynolds
       Chief Executive Officer
       NRI Real Token Inc.
       1340 South Dixie Highway, Suite 612
       Coral Gables, Florida 33146

                                                        Re: NRI Real Token Inc.
                                                            Amended
Registration Statement on Form 10
                                                            Filed April 15,
2022
                                                            File No. 000-56395

       Dear Mr. Reynolds:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2022 letter.

       Amendment 1 to Registration Statement on Form 10

       General

   1.                                                   Refer to your response
to comment 1. We believe the inclusion of    Token    in the name of
                                                        the company may be
confusing or misleading to investors and may tend to obscure the unique risks and tax
consequences of an investment in REITs. Please revise accordingly.
   2. Refer to your response to comment 2. Please provide additional analysis as to why the
                                                        Security Tokens are not
separate securities from the underlying shares of common stock.
                                                        Your statement that
Security Tokens are digital representations of your shares of common stock is not consistent
with differing means of and restrictions on secondary transfer.
                                                        Among other things:
                                                            you state that
holders of untokenized shares of common stock are unable to trade on
                                                            ATSs and only
Security Tokens are separately transferable on an ATS;
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NRI Real Token  Inc.
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                it appears Security Tokens are only transferrable with a corresponding book-entry recorded by the transfer agent but untokenized shares are transferrable without a corresponding book-entry record; and
                it appears Security Tokens are subject to additional transfer restrictions not applicable to untokenized shares.
Ownership Structure , page 3

3. We note your responses to comments 4 and 6. You indicate that you intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986 and that you intend to qualify as a REIT for federal tax purposes beginning with the taxable year ended December 31, 2022; however, you also indicate that the Sponsor
         General Partner will have the primary authority to manage and conduct the business of
         NRI Real Token LP, the Operating Partnership. Given the extent of the managerial powers held by the Sponsor General Partner, please provide us with your legal analysis explaining how you concluded that your general partnership interest in the Operating
         Partnership should not be characterized as a security, such that you would qualify as a
         REIT under Section 856(c)(4) of the Code, or revise your disclosures regarding expected tax status accordingly.
Risk Factors, page 6

4. Please address in your risk factor disclosure the Investment Company Act implications in the event your general partnership interest may be characterized as a security.
Risks Related to our common stock and the Security Tokens, page 17

5. Please add a risk factor describing the risks because untokenized shares of common stock will not be made available to trade on an ATS, including the potential liquidity implications for either tokenized or untokenized common stock.
6.       Please add a risk factor related to the Transfer Agent   s reliance on
the AML and KYC
         investor diligence for secondary transfers of the Security Tokens on an ATS.
Loss of private key(s), custodial error or investor error may cause the loss, page 19

7. Refer to your response to comment 10. You disclose that the Transfer Agent will reissue
         Security Tokens in certain situations even if the Transfer Agent is unable to revoke the relevant outstanding Security Tokens. Please address the risks if Security Tokens are reissued without burning the relevant outstanding tokens.
Federal Income Tax Risks
The tax consequences of owning the Security Tokens is uncertain, page 21

8. Refer to your response to comment 11. Please place this risk factor in context by clarifying that conversion of the OP Units will be a taxable exchange regardless of
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NRI Real Token  Inc.
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         whether the units are converted into common stock or Security Tokens. Please also briefly explain the reasons why the U.S. federal income tax characterization is uncertain.
The Security Tokens may be subject to non-U.S. regulations, page 21

9. Refer to your response to comment 9. Please state that any determinations made by the company in consultation with legal counsel are risk-based judgments and not a legal standard or determination binding on any regulatory body or court. Description of Registrant's Securities to be Registered
Description of the Security Tokens, page 58

10. Refer to your response to comment 18. Please clarify when and how OP Unit holders may elect to have common stock represented by Security Tokens. Also disclose whether
         Security Token holders may exchange tokens for untokenized common stock, and, if so, the procedure for doing so.
Security Token Technology, page 58

11. Please explicitly state that broker-dealers, unless Special Purpose Broker-Dealers, may not hold or custody the Security Tokens. In addition, add a risk factor describing the risks because Security Token holders do not benefit from protections available to customers who use registered broker-dealers to custody their securities, including the Customer
         Protection Rule and the Securities Investor Protection Act of 1970. In this regard, we note that while Special Purpose Broker-Dealers will be permitted to hold and custody digital asset securities, there are currently no such broker-dealers. Anticipated ATS for the Security Tokens and transferability of the Security Tokens, page 59

12. Refer to your response to comment 22. Please state whether you have signed agreements with Templum Markets or Oasis Pro Markets to permit you to make your Security Tokens available on their ATSs and, if so, describe the material terms. Similarly, state whether you have agreements with any of the prospective custodians identified in the second to last paragraph and, if so, describe the material terms. If you have not engaged ATSs or custodians, discuss the timeline for engaging these counterparties and the impact, if any, on the timing of issuance or conversion of Security Tokens.
13. Please clarify that, unless the ATS is a Special Purpose Broker-Dealer, the ATS may not
         custody the Security Tokens, and as such will be able to match trades but unable to clear and settle the trades. Also describe the steps necessary to clear and settle such matched trades.
Procedures for Obtaining Security Tokens, Secondary Transfer of Security Tokens and Transfer
Agent Procedures, page 59

14.      We note your statement    to the extent the stockholder does not have
an existing custodian
         account.    Please clarify whether the investor must have a custodial
wallet with a
 Brent Reynolds
NRI Real Token Inc.
May 4, 2022
Page 4
         custodian you engage, or if the investor may have a custodial wallet with any provider so long as it is compatible with the Security Token.
Discrepancies between the Blockchain and the Transfer Agent's Book-Entry, page
60

15. Refer to your response to comment 20. Please describe in detail the process to remedy discrepancies in the event a transfer has not been reflected in the
Transfer Agent   s record.
         In addition, describe the process to remedy discrepancies between the
Transfer Agent   s
         distributed ledger and the Transfer Agent   s book-entry record, and
clarify which record
         controls in this event.
Transfer Restrictions, page 60

16.      Refer to your response to comment 20. Please disclose the Transfer
Agent   s process for
         determining whether the Security Tokens have been held for the requisite holding period under Rule 144 by non-affiliates and affiliates to assess whether the Rule 144 transfer restriction legends from the underlying shares of common stock may be removed. In
         addition, describe the material features of the Transfer Agent   s
whitelisting procedures,
         including its AML/KYC procedures for transfers of Security Tokens that are not conducted on an ATS.
17. Please describe the procedures for secondary sales of Security Tokens not made on an
         ATS to ensure that the Transfer Agent records the transfer.
Audited Financial Statements for the Years Ended December 31, 2021 and 2020
1. Summary of Significant Accounting Policies
Organization, page F-7

18. We note your response to comment 23, that the acquisition of 1350 S Dixie Holdings LLC
       (the Property Owner) by the Operating Partnership was a reorganization of entities
       under common control of Messrs. Nolan, Reynolds and O   Neill. Please
provide a detailed
       analysis demonstrating that the Property was controlled by these three individuals both prior to and subsequent to the November 19, 2021 acquisition of the Property Owner by the Operating Partnership. In that regard, we note the Property Owner was 80% owned by
       54M 1350 S Dixie Hwy LLC prior to November 19, 2021, and that you admitted new partners to the Operating Partnership via a sale of 35% of the LP interests in the Operation
FirstName LastNameBrent Reynolds
       Partnership prior to this date. Your analysis should include references to the accounting
Comapany    NameNRI
       literature       Real
                  used to    Token
                          support   Inc.conclusion that the property was
controlled by Messrs.
                                  your
May 4,Nolan,   Reynolds
        2022 Page   4     and O'Neil both prior, and subsequent to the purchase
transaction.
FirstName LastName
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FirstName  LastNameBrent Reynolds
NRI Real Token  Inc.
Comapany
May  4, 2022NameNRI Real Token Inc.
May 4,
Page 5 2022 Page 5
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19. We note your disclosure in the organization chart on page 3 that cash investors, NRI Real
         Token Thesis LLC, and NRI Real Token Inc. hold a 35% limited partner interest, a 65%
         limited partnership interest and Special GP interest, and a .1% General Partner interest in the Operating Partnership respectively. Please provide us with a detailed analysis supporting your conclusion that NRI Real Token Inc. should consolidate the Operating
         Partnership in accordance with ASC 810. Please cite the specific accounting literature you relied upon in your response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Paul Berkowitz, Esq.